January 15, 2011

Mr. Jason Fox
Staff Accountant
Securities and Exchange Commission
Division of Investment Management, Office of Insurance Products
Washington, DC 20549

This correspondence is being submitted via Edgar.

Dear Mr. Fox:
We thank you for your comments which you relayed to us via telephone conversation on the annual filing of Wells Fargo Variable Trust for the fiscal year ended December 31, 2011.
With respect to your comments, we submit the following responses:
****
ANNUAL REPORTS
SEC Comment:
SEC staff suggested that reference to Note 3 be added to the fair value footnote at the end of the Portfolio of Investments.

Wells Fargo Funds Management Response:
We respectfully decline to include this reference in the footnote reference as the securities flagged are securities that have been fair valued by management and are correctly noted. Note 3 more generally discusses the valuation level of all holdings of each Fund and provides more specific information about Level 3 holdings.
Not all fair valued securities flagged with the designated footnote are deemed Level 3 holdings.

SEC Comment:
SEC staff suggested that language for the 144A footnote at the end of the Portfolio of Investments be expanded to state if the securities are deemed liquid.

Wells Fargo Funds Management Response:
We respectfully decline to add additional language to the current note. Any securities that are considered illiquid are noted in a separate footnote denoted as (i) at the end of the Portfolio of Investments. There is a potential that a 144A designated security is also considered illiquid and we feel having a separate footnote provides more flexibility in identifying the liquidity status of both
144A and any other holdings in the portfolios.

Wells Fargo Funds Management acknowledges that management is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the responses contained herein, please contact me at 617.210.3588.

Sincerely,
Jeremy DePalma
Treasurer
Wells Fargo Variable Trust
cc: Lynda Graham, Partner KPMG